SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2012

Commission file number: 1-14872

SAPPI LIMITED
(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

INCORPORATION BY REFERENCE

Sappi Limited’s announcement, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructurings or other strategic initiatives, and achieving expected savings and synergies, and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited

Announcement

17 January 2012

Sappi Limited
(Incorporated in the Republic of South Africa)
Registration number: 1936/008963/06
JSE share code: SAP
ISIN code:  ZAE000006284
NYSE code: SPP

Sappi announces Steve Binnie to succeed Mark Thompson as Chief Financial Officer

Sappi Limited, the global pulp and paper group, today announced that Mark Thompson, the current Chief Financial Officer, will retire from Sappi in August 2012 having reached the mandatory retirement age of 60. In order to ensure a smooth transition in this important role, Sappi is pleased to announce that Steve Binnie, currently the Chief Financial Officer of Edcon (Pty) Ltd, will join Sappi as CFO-designate on 09 July 2012. He will become CFO and join the Sappi Limited Board as an Executive Director on 01 September 2012.

Steve Binnie (44) has been CFO of Edcon since 2002. Prior to joining Edcon he was Group Financial Manager at Investec Bank Limited and held senior management positions at Transunion ITC and New Zealand Milk Products (SA). He is a Chartered Accountant and holds an MBA from Heriot-Watt University, Edinburgh, Scotland.

Commenting on the announcement, Sappi Chief Executive Officer, Ralph Boëttger, said: “I am pleased that we have dealt with the succession of Mark Thompson as CFO in such a timeous manner. Mark has done a sterling job since his appointment in 2006 as CFO and prior to that as Sappi’s Legal Counsel. I am confident that in Steve Binnie we have found a capable and well experienced CFO who will ensure a smooth succession and contribute substantially to the realisation of Sappi’s growth and profitability strategy.”

                                           ENDS
NOTES TO EDITORS:

Additional information on Steve Binnie:

●	He holds BComm and BAcc degrees from the University of the Witwatersrand (WITS) in Johannesburg is a chartered accountant, CA(SA)
●	holds an MBA from Heriot-Watt University, Edinburgh, Scotland
●	completed his articles at KPMG
●	started his career as Regional Financial Manager of Tanker Services
●	became Financial Manager of New Zealand Milk Products (SA) before moving to Transunion ITC as Financial Director
●	spent time as Group Financial Manager of Investec Bank Limited
●	joined Edcon (Pty) Ltd in 2002 as CFO.

For further information:

André F Oberholzer
Group Head Corporate Affairs
Sappi Limited (Reg No 1936/008963/06)
Tel +27 (0)11 407 8044
Mobile +27 (0)83 235 2973
Andre.Oberholzer@sappi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 17, 2012

SAPPI LIMITED,

by	/s/ L. Newman
Name: L. Newman
Title: Group Financial Controller